Office of International Corporate Finance

Securities and Exchange Commission

Stop 3-2

100 F Street, N.E.

Washington, D.C. 20549

SUPPL

RE: Pryme Oil and Gas Ltd. (the "Issuer")

File Number **82-35010**

To whom it may concern,

I was instructed by my council to inform you that all news releases, financial reports as well as any information that is disseminated to the market and our shareholders can be found at our website. The address is www.prymeoilandgas.com. We understand that this will be in compliance with recently modified SEC regulations as it pertains to EDGAR filings and our 12g3(2)b exemption status. If you have any questions or feel this is not correct please contact me immediately at the details below. Thank you very much.

Regards,

Ryan

Ryan Messer

President/COO

Pryme Oil and Gas Ltd.

Main: +1 832 487 8607

Toll Free: +1 866 471 1300

Fax: +1 832 201 0936

END